[The St. Joe Company Letterhead]
Direct Dial: 904-301-4346
Direct Fax: 904-301-4201
E-Mail: mregan@joe.com
November 22, 2005
VIA FACSIMILE AND EDGAR
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549
Attention: Steven Jacobs (Mail Stop 4561)

Re:	The St. Joe Company
Form 10-K for Fiscal Year Ended December 31, 2004
Form 10-Q for Fiscal Quarter Ended March 31, 2005
Form 10-Q for Fiscal Quarter Ended June 30, 2005
SEC File No. 1-10466
Dear Mr. Jacobs:
This letter responds to comments by the staff of the Securities and Exchange Commission (the “Commission”) contained in the letter (the “Comment Letter”) dated November 8, 2005, from you to Peter S. Rummell, the Chairman and Chief Executive Officer of The St. Joe Company (the “Company”). For ease of reference, we have reproduced below the full text of the staff’s comments, each of which is followed by the Company’s response.
Form 10-K for the Fiscal Year Ended December 31, 2004
Note 9 — Goodwill and Intangible Assets, page F-21
We note that you recorded an impairment loss of $14.1 million in 2003 to reduce the carrying amount of Advantis’ goodwill from $28.9 million to $14.8 million and that you recorded no goodwill impairment in 2004. We further note the disclosure in your Form 8-K filed October 25, 2005, that you sold Advantis on September 7, 2005 for a $9.9 million pre-tax loss. Please tell us how you determined the fair value of Advantis at December 31, 2004 when measuring any impairment loss under SFAS 142. Please also tell us whether any events or changes in circumstances, as defined in paragraph 28 of SFAS 142, occurred during the first two quarters of 2005 that indicated Advantis may be further impaired, and how you determined the fair value in such impairment analysis, if any.

Securities and Exchange Commission
November 22, 2005

The impairment analysis valuation for the year ended December 31, 2004 pursuant to SFAS 142 was based on a calculation of fair value derived from ten years of discounted future pre-tax cash flows expected for Advantis with no terminal value. The valuation amounts were based on expectations of future cash flows based on the current period projected forward which were included in the Advantis business plan. In the first quarter of 2005 there were no significant changes in circumstances, business prospects or cash flow expectations for future periods from Advantis or other criteria identified in paragraph 28 of SFAS 142 that would indicate an impairment assessment should be performed or that an impairment existed at that time.
In the second quarter of 2005 the Company received an unsolicited inquiry from an outside party about our willingness to discuss a potential sale of Advantis. In late June, 2005 senior management of Advantis was notified of the inquiry and subsequently asked for the opportunity to put together a management buyout offer of the entity. There were initial, preliminary price discussions with Advantis management beginning in early July as they began efforts to put together a financing plan for a buyout. At that time, the Company believed that as a result of these discussions an impairment evaluation was appropriate, and, consequently, an impairment analysis using a probability weighted approach for determining fair value was performed prior to the filing of our Form 10-Q for the period ended June 30, 2005. That probability weighted approach included the initial offer from Advantis management as well as future cash flows from Advantis assuming it was retained as an operating subsidiary of the Company. At that time the valuation analysis indicated no impairment to the Advantis carrying value was required.
During the period from late June to the middle of August Advantis management attempted to put together a capitalization plan, including bank financing and equity contributions from members of Advantis management and employees. Throughout that time, considerable uncertainty existed about the ultimate success of their capital raising efforts. Company management did not believe that the prospects for a completed sale to Advantis management, based on the discussions and information available, were likely at that point in time. During this time Company management and Advantis management continued discussions that had started earlier in the year regarding future changes that could be implemented to further enhance the operations of Advantis assuming the business would be retained by the Company.
Advantis management’s equity financing plan was tentatively viewed as successful during the third week of August as individual subscription commitments were received. In addition to these commitments, Advantis also needed bank financing. The best bank financing available at that time, however, was viewed by Advantis management as too expensive to proceed with the transaction. Because of the prohibitive cost of the available bank financing, Company management, late in the third week of August, decided to lend the balance of funds to Advantis management to complete the acquisition.
The Company’s Board of Directors approved the sale of Advantis at a meeting on August 31, 2005. The selling price at closing was $11.0 million, including seller financing of $7.5 million. The purchase agreement also provides for possible earn-out payments of up to $5 million based on no more than 20% of the earnings of Advantis above certain specified levels while the seller financing is outstanding. Although the price was well below the Company’s expectations based on Advantis’ current and expected cash flow generation, Company management felt the sale presented a unique opportunity to exit this non-strategic line of business, was best for the employees of Advantis

Securities and Exchange Commission
November 22, 2005

and represented the most efficient and quickest way to divest the asset with as little disruption as possible to the balance of the Company.
Form 10-Q for the Fiscal Quarter Ended June 30, 2005
Consolidated Balance Sheets, page 2
We note that Advantis is not classified as held for sale as of June 30, 2005. Please tell us how you considered the criteria set forth in paragraph 30 and 42 of SFAS 144 and EITF 03-13 in determining whether Advantis’ assets and liabilities should be classified as held for sale and the results of operations reported in discontinued operations.
Based on the circumstances described in our response to the Staff’s comment #1 above, the Company believed that Advantis, according to SFAS 144, paragraph 30, was not held for sale as of June 30, 2005. Specifically, not all of the required tests/criteria of paragraph 30 of SFAS 144 were met. An evaluation of the applicable criteria follows:
a.	Management, having the authority to approve the action, commits to a plan to sell the asset.
There was no comprehensive plan in place or commitment to sell the asset at June 30, 2005, although there was a potential transaction under discussion with Advantis management. Criterion not met.
b.	The asset is available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such assets.
Criterion met.
c.	An active program to locate a buyer and other actions required to complete the plan to sell the asset have been initiated.
A buyer was identified though a plan had not been formulated. Criterion not met.
d.	The sale of the asset is probable, and transfer of the asset is expected to qualify for recognition as a completed sale within one year.
Management believed the sale was not probable until late August when the capitalization plan for the acquisition was finalized. Criterion not met.
e.	The asset is being actively marketed for sale at a price that is reasonable in relation to its current fair value.
Advantis was never actively marketed and did not have significant terms established based on discussions with buyers other than management. Criterion not met.

Securities and Exchange Commission
November 22, 2005

f.	Actions required to complete the plan indicate it is unlikely that significant changes to the plan will be made or that the plan will be made or that the plan will be withdrawn.
As described above, due to the uncertainty of the potential buyer’s financing, it was likely that significant changes in the transaction would occur or that the transaction would not be consummated at all. Simultaneously, Company management continued to work with Advantis management in formulating plans to enhance operations, assuming the sale would not take place and that the Company would continue to own Advantis. Criterion not met.
Because the criteria outlined in SFAS 144 were not satisfied as of June 30, 2005, we concluded that at that time Advantis’ assets and liabilities should not be classified as held for sale and the results of operations should not be reported as discontinued operations in our second quarter Form 10-Q. Additionally, because the criteria of paragraph 30 of SFAS 144 were not met for our financial statement presentation at June 30, 2005, the evaluation described under EITF 03-13 was also not applicable. SFAS 144, paragraph 42, and EITF 03-13 were considered in our classification of Advantis as a discontinued operation for our Form 10-Q filing for the period ending September 30, 2005.
At your request, the Company also hereby affirms the following:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions or comments regarding the foregoing, please contact me at your convenience at 904-301-4346.
Sincerely,
/s/ Michael N. Regan
Michael N. Regan
Senior Vice President – Finance and Planning
(Principal Accounting Officer)

cc:	Amanda Sledge Commission Staff Accountant Christine M. Marx General Counsel and Corporate Secretary